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                                                              Exhibit (4)(a)(iv)


              Box 5423, Cincinnati, Ohio  45201-5423  .  (800) 789-6771


                              EMPLOYER PLAN ENDORSEMENT


     The policy is changed as set out below to adapt it for use with an employee benefit plan:

              PLAN. "Plan" means the employee benefit plan named on the group policy application or any successor plan.

              EMPLOYER. "Employer" means the employer sponsoring the Plan and named on the group policy application, or any other employer which succeeds to its rights under the Plan.

              PLAN ADMINISTRATOR. "Plan Administrator" means the person designated as such to us in writing by the Employer. If no person has been designated, "Plan Administrator" means the Employer.

              PLAN INTERPRETATION. For purposes of this policy, the Plan Administrator shall interpret the Plan and decide all questions about what is allowed or required by the Plan. We have no duty to review or interpret the Plan, or to review or approve any decision of the Plan Administrator. We are entitled to rely on the written directions of the Plan Administrator on such matters.

              APPLICABLE RESTRICTIONS. This policy may be restricted by federal and/or state laws related to employee benefit plans. We may change the terms of this policy or administer this policy at any time as needed to comply with such laws.

              PLAN DISTRIBUTION PROVISIONS. Distributions of a participant's interest allowed under this policy may be made only at a time allowed by the Plan or required by this policy. The form of any distribution shall be determined under the Plan from among those forms of distribution available under this policy. No distribution may be made without the written direction of the Plan Administrator unless required by this policy. Distributions of a participant's interest in the policy may be made without the participant's consent when required by the Plan.

              FORFEITURE OF NON-VESTED AMOUNTS. Any amount under this policy attributable to contributions by the Employer (excluding any contributions made under a salary reduction agreement with an employer) is subject to the vesting provisions of the Plan. If at any time the Plan provides for a forfeiture of an amount that


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              is not vested, then such amount may be withdrawn and paid as directed by the Plan Administrator.

              RETURN OF EXCESS CONTRIBUTIONS. Contributions made to this policy are subject to any limits on contributions and nondiscrimination provisions of the Plan. If the Plan Administrator determines that excess or discriminatory contributions were made, then amounts attributable to such contributions may be withdrawn and paid as directed by the Plan Administrator.

              INVOLUNTARY CASH OUT. If at any time the Plan provides for an involuntary cash out of a participant's benefits, then the participant's interest in this policy may be surrendered as a whole as directed by the Plan Administrator. No amounts may be withdrawn under this provision or any other involuntary surrender provision if any total policy value of the participant's interest has ever exceeded $3,500 (not counting any amount paid under the RETURN OF EXCESS CONTRIBUTIONS provision).

              ENTITLEMENT TO DEATH BENEFITS. The person or persons entitled to any portion of a participant's interest in this policy remaining payable after the participant's death shall be determined under the Plan. No distribution of any such amount shall be made without the written direction of the Plan Administrator.

              INVESTMENT ALLOCATIONS AND TRANSFERS. If this policy provides that amounts held under it are allocated among separate investment funds or fixed accounts, then any such allocations and/or subsequent transfers shall be made only as required or allowed by the Plan, or as required by this policy to secure a loan. No such allocation or transfer shall be made without the written direction of the Plan Administrator unless required by this policy to secure a loan. Allocations or transfers with respect to a participant's interest in this policy may be made without the participant's consent when required by the Plan or the policy.

              PLAN LOAN PROVISIONS. If loans are allowed under this policy, no such loan may be made unless also allowed by the Plan. Any such loan will be subject to any additional limits and conditions which apply under the Plan. No loan may be made without the written direction of the Plan Administrator. The rate of interest to be paid by a participant on any such loan will be fixed by the Plan Administrator, but will be at least three percentage points higher than the minimum guaranteed rate of interest, if any, that applies to that portion of a participant's interest in this policy used as security for the loan.

              QUALIFIED JOINT AND 50% SURVIVOR ANNUITY OPTION. In addition to the other payment options available under this policy, payments of a participant's interest may be made in the form of a

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              Qualified Joint and 50% Survivor Annuity.  Under this payment option, we will make equal payments to the participant for life at least once per year. If the person who is the participant's spouse at the time payments commence survives the participant, then after the participant's death we will make payments to such spouse at the same intervals equal to one-half of the amount of the prior payments, with such payments continuing to such spouse until his or her death. The first payment under this payment option will be made on the effective date of the payment option. The amount of the payments we will make under this payment option is based on the intervals for payments, which are subject to our approval. Amounts vary with the ages, as of the first payment date, of the participant and his or her spouse. We will require proof of the ages of the participant and his or her spouse. Monthly payments that we will make under this payment option for each $1,000 of proceeds applied will be furnished upon request. Once payments begin under this payment option, the value of future payments may not be withdrawn as a commutation of benefits.

     This is a part of the policy. It is not a separate contract. It changes the policy only as and to the extent stated. In all cases of conflict with the other terms of the policy, the provisions of this endorsement shall control.

              Signed for us at our office as of the date of issue.


     /s/Betty Kasprowicz               /s/James M. Mortenson

     Betty Kasprowicz                  James M. Mortenson
     Assistant Secretary               Executive Vice President





















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